# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jasper Therapeutics, Inc., CIK 0001788028
CUSIP: 471871202
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 09/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-000611
Filed by CIK 0001848809
Persons authorized to receive notices and communications: Adam Morgan, Velan Capital Investment Management LP, 100 North Main Street, Suite 301, Alpharetta, Georgia (GA), 30009, 646-844-0030; Ryan Nebel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Velan Capital Master Fund LP (CIK 0001964356): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,381,915; sole dispositive power 0; shared dispositive power 2,381,915; aggregate amount beneficially owned 2,381,915 (8.5% of the class)
- Velan Capital Holdings LLC (CIK 0001964353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,381,915; sole dispositive power 0; shared dispositive power 2,381,915; aggregate amount beneficially owned 2,381,915 (8.5% of the class)
- Velan Horizon Fund LP (CIK 0002057740): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 41,152; sole dispositive power 0; shared dispositive power 41,152; aggregate amount beneficially owned 41,152 (0.1% of the class)
- Velan Horizon GP LLC (CIK 0002057821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 41,152; sole dispositive power 0; shared dispositive power 41,152; aggregate amount beneficially owned 41,152 (0.1% of the class)
- Avego Healthcare Capital, L.P. (CIK 0001822834): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 245,328; sole dispositive power 0; shared dispositive power 245,328; aggregate amount beneficially owned 245,328 (0.9% of the class)
- Avego Healthcare Capital Holdings, LLC (CIK 0001964446): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 245,328; sole dispositive power 0; shared dispositive power 245,328; aggregate amount beneficially owned 245,328 (0.9% of the class)
- Avego Management LLC (CIK 0001886177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 245,328; sole dispositive power 0; shared dispositive power 245,328; aggregate amount beneficially owned 245,328 (0.9% of the class)
- Velan Capital Investment Management LP (CIK 0001848809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,668,395; sole dispositive power 0; shared dispositive power 2,668,395; aggregate amount beneficially owned 2,668,395 (9.6% of the class)
- Velan Capital Management LLC (CIK 0001964355): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,668,395; sole dispositive power 0; shared dispositive power 2,668,395; aggregate amount beneficially owned 2,668,395 (9.6% of the class)
- Morgan Adam (CIK 0001964335): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,668,395; sole dispositive power 0; shared dispositive power 2,668,395; aggregate amount beneficially owned 2,668,395 (9.6% of the class)
- VENKATARAMAN BALAJI (CIK 0001114916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,668,395; sole dispositive power 0; shared dispositive power 2,668,395; aggregate amount beneficially owned 2,668,395 (9.6% of the class)
- Kapoor Vishal (CIK 0001798946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,867; shared voting power 0; sole dispositive power 23,867; shared dispositive power 0; aggregate amount beneficially owned 23,867 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Name of issuer: Jasper Therapeutics, Inc.
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, California (CA), 94065

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Velan Master"), with respect to the shares of voting common stock, par value $0.0001 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Velan Capital Holdings LLC, a Delaware limited liability company ("Velan GP"), as the general partner of Velan Master;

(iii) Velan Horizon Fund LP, a Delaware limited partnership ("Velan Horizon"), with respect to the Shares directly and beneficially owned by it;

(iv) Velan Horizon GP LLC, a Delaware limited liability company ("Velan Horizon GP"), as the general partner of Velan Horizon;

(v) Avego Healthcare Capital, L.P., a Delaware limited partnership ("Avego Fund"), with respect to the Shares directly and beneficially owned by it;

(vi) Avego Healthcare Capital Holdings, LLC, a Delaware limited liability company ("Avego GP"), as the general partner of Avego Fund;

(vii) Avego Management, LLC, a Delaware limited liability company ("Avego Management"), as the co-investment manager of Avego Fund;

(viii) Velan Capital Investment Management LP, a Delaware limited partnership ("Velan Capital"), as the investment manager of Velan Master and Velan Horizon and co-investment manager of Avego Fund;

(ix) Velan Capital Management LLC, a Delaware limited liability company ("Velan IM GP"), as the general partner of Velan Capital;

(x) Adam Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP;

(xi) Balaji Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP; and

(xii) Vishal Kapoor.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of the Reporting Persons is 100 North Main Street, Suite 301, Alpharetta, Georgia 30009.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of each of Velan Master and Velan Horizon is investing in securities. The principal business of Velan GP is serving as the general partner of Velan Master. The principal business of Velan Horizon GP is serving as the general partner of Velan Horizon. The principal business of Avego Fund is investing in securities. The principal business of Avego GP is serving as the general partner of Avego Fund. The principal business of Avego Management is serving as a multi-strategy investment firm specializing in healthcare and as the co-investment manager of Avego Fund. The principal business of Velan Capital is serving as the investment manager of each of Velan Master and Velan Horizon and co-investment manager of Avego Fund. The principal business of Velan IM GP is serving as the general partner of Velan Capital. Mr. Morgan is the Chief Investment Officer of Velan Capital and serves as a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP. Mr. Kapoor is a partner at Avego Management and also serves on the Board of Directors of the Issuer.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Velan GP, Velan Horizon, Velan Horizon GP, Avego Fund, Avego GP, Avego Management, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Velan Master is organized under the laws of the Cayman Islands. Messrs. Morgan, Venkataraman and Kapoor are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by Velan Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,381,915 Shares beneficially owned by Velan Master is approximately $23,133,322, including brokerage commissions. Velan Master also owns 1,193,415 Warrants (as defined below), which were acquired pursuant to the 2025 Offering (as defined below).

The Shares beneficially owned directly by Velan Horizon were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 41,152 Shares beneficially owned by Velan Horizon is approximately $94,855, including brokerage commissions. Velan Horizon also owns 41,152 Warrants, which were acquired pursuant to the 2025 Offering.

The Shares beneficially owned directly by Avego Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 245,328 Shares beneficially owned by Avego Fund is approximately $21,512,500, including brokerage commissions.

Of the 23,867 Shares beneficially owned directly by Mr. Kapoor, (i) 4,375 Shares were granted to him in connection with the closing of the Business Combination Agreement (as defined in the initial Schedule 13D) in relation to his position as President of Amplitude Healthcare Acquisition Corporation at the time and (ii) 19,492 Shares are issuable upon the exercise of stock options that were awarded to him by the Issuer in connection with his service as a director and are exercisable within 60 days hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 19, 2025, Velan Master purchased 1,193,415 Shares and 1,193,415 Warrants and Velan Horizon purchased 41,152 Shares and 41,152 Warrants in an underwritten public offering (the "2025 Offering"). In connection with the 2025 Offering, certain of the Reporting Persons entered into a customary lock-up agreement with the underwriters (the "Lock-Up Agreement"), which generally prohibits, without the prior written consent of the underwriters and subject to certain exceptions, the sale, transfer or other disposition of securities of the Issuer for a period of 90 days after the date of the underwriting agreement between the Issuer and the underwriters relating to the 2025 Offering.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,889,950 Shares outstanding, which is the total number of Shares outstanding following the closing of the 2025 Offering, as disclosed in the Issuer's Prospectus on Form 424B5 filed with the Securities and Exchange Commission on September 19, 2025.

As of the date hereof, Velan Master directly beneficially owns 2,381,915 Shares, constituting approximately 8.5% of the Shares outstanding. Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 2,381,915 Shares owned by Velan Master, constituting approximately 8.5% of the Shares outstanding.

As of the date hereof, Velan Horizon directly beneficially owns 41,152 Shares, constituting approximately 0.1% of the Shares outstanding. Velan Horizon GP, as the general partner of Velan Horizon, may be deemed to beneficially own the 41,152 Shares owned by Velan Horizon, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Avego Fund directly beneficially owns 245,328 Shares, constituting approximately 0.9% of the Shares outstanding. Avego GP, as the general partner of Avego Fund, may be deemed to beneficially own the 245,328 Shares beneficially owned by Avego Fund, constituting approximately 0.9% of the Shares outstanding. Avego Management, as the co-investment manager of Avego Fund, may be deemed to beneficially own the 245,328 Shares beneficially owned by Avego Fund, constituting approximately 0.9% of the Shares outstanding.

Velan Capital, as the investment manager of each of Velan Master and Velan Horizon and co-investment manager of Avego Fund, may be deemed to beneficially own the 2,668,395 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.6% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 2,668,395 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.6% of the Shares outstanding. Mr. Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP, may be deemed to beneficially own the 2,668,395 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.6% of the Shares outstanding. Mr. Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP, may be deemed to beneficially own the 2,668,395 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.6% of the Shares outstanding.

As of the date hereof, Mr. Kapoor directly beneficially owns 23,867 Shares, including 19,492 Shares underlying certain options, constituting approximately 0.1% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Velan Master, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Master.

Each of Velan Horizon, Velan Horizon GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Horizon.

Each of Avego Fund, Avego GP, Avego Management, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Avego Fund.

Mr. Kapoor has the sole power to vote and dispose of the Shares owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the 2025 Offering, Velan Master purchased 1,193,415 Shares and 1,193,415 Warrants and Velan Horizon purchased 41,152 Shares and 41,152 Warrants at a price of $2.43 per unit.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Pursuant to the 2025 Offering, Velan Master acquired common warrants (the "Warrants") to purchase 1,193,415 Shares and Velan Horizon acquired Warrants to purchase 41,152 Shares. The Warrants have an exercise price of $2.92 per Share and are exercisable commencing on the six-month anniversary of the date of issuance and thereafter for a period of four years. As the Warrants are not exercisable within 60 days of the date hereof, the Reporting Persons are not deemed to beneficially own the Shares issuable upon the exercise of the Warrants. The Warrants are also subject to a 9.99% beneficial ownership blocker provision.

Certain of the Reporting Persons entered into the Lock-up Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 23, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Form of Lock-Up Agreement (included as Exhibit III to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 19, 2025).

99.2 - Joint Filing Agreement, dated September 23, 2025.

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (09/23/2025)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (09/23/2025)
- Velan Horizon Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Horizon GP LLC, its General Partner (09/23/2025)
- Velan Horizon GP LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (09/23/2025)
- Avego Healthcare Capital, L.P.: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member of Avego Healthcare Capital Holdings, LLC, its General Partner (09/23/2025)
- Avego Healthcare Capital Holdings, LLC: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member (09/23/2025)
- Avego Management LLC: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member (09/23/2025)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (09/23/2025)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (09/23/2025)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (09/23/2025)
- VENKATARAMAN BALAJI: /s/ Balaji Venkataraman, Balaji Venkataraman (09/23/2025)
- Kapoor Vishal: /s/ Vishal Kapoor, Vishal Kapoor (09/23/2025)